IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for March 28, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

~~333-74674~~ 333-40145
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on March 28, 2002.

CWMBS, INC.

By: ______________________

Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

CHL Mortgage Pass-Through Trust 2002-7
Mortgage Pass-Through Certificates, Series 2002-7

CHL Mortgage Pass-Through Trust 2002-7

Computational Materials

Countrywide

$[533,000,000] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

[TBD]
Co-Manager

[TBD]
Co-Manager

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Countrywide Securities Corporation in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Countrywide Securities Corporation and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Countrywide Securities Corporation nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Countrywide Securities Corporation's Trading Desk at (800) 669-6091.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Preliminary Term Sheet

Date Prepared: March 14, 2002

CHL Mortgage Pass-Through Trust 2002-7
$[533,000,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.)[1]	WAL (Yrs) ("Call"[2][3]/Mat)	Interest Rate Type	Collateral Index Type	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	92,150,000	2.92 / 3.22	WAC[4]	1 Yr LIBOR	Senior	Aaa/AAA
2-A-1	22,310,000	2.92 / 3.22	WAC[4]	1 Yr CMT	Senior	Aaa/AAA
3-A-1	100,000,000	2.54 / 3.23	WAC[4]	1 Yr LIBOR	Senior	Aaa/AAA
3-A-2	146,250,000	1.80 / 1.80	WAC[4]	1 Yr LIBOR	Senior/Sequential	Aaa/AAA
3-A-3	44,750,000	4.96 / 7.90	WAC[4]	1 Yr LIBOR	Senior/Sequential	Aaa/AAA
4-A-1	77,600,000	2.50 / 3.23	WAC[4]	1 Yr CMT	Senior	Aaa/AAA
5-A-1	33,950,000	2.85 / 3.23	WAC[4]	1 Yr CMT	Senior	Aaa/AAA
1-X	380,000,000[5]	N/A	Variable[6][7]	Mixed	Senior	Aaa/AAA
M	5,064,000	5.21 / 5.91	WAC[8]	Mixed	Subordinate	Aa2/AA
B-1	4,264,000	5.21 / 5.91	WAC[8]	Mixed	Subordinate	A2/A
B-2	2,665,000	5.21 / 5.91	WAC[8]	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC[8]	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC[8]	Mixed	Subordinate	B2/B
B-5	Certificates		WAC[8]	Mixed	Subordinate	NR/NR
Total:	**$533,000,000[9]**					

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL to "the Call" on the Class 3-A-1, Class 3-A-2, Class 3-A-3, Class 4-A-1 and Class 5-A-1 Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR. The WAL on the Class 1-A-1, Class 2-A-1 and Subordinate Certificates are shown to the 10% optional call date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Group I, Group II, Group III, Group IV and Group V Certificates will be equal to the Net WAC of the Group I, Group II, Group III, Group IV and Group V Mortgage Loans, respectively.

(5) Notional balance on the Class 1-X Certificates equal to the then current unpaid principal balance of the Group 3 and Group 4 Mortgage Loans.

(6) The Certificate Interest Rate for the Class 1-X Certificates will be a rate equal to the Class 1-X Certificate Rate.

(7) With regard to the Class 1-X Certificates, the Contributing Components of; (a) the Class 3-A-1 Certificates, (b) the Class 3-A-2 and Class 3-A-3 Certificates and, (c) the Class 4-A-1 Certificates only receive interest payments up to and including the applicable Weighted Average Roll Date(s) – March 2007, March 2007 and January 2007, respectively.

(8) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans from each Loan Group (weighted on the basis of the related subordinate components).

(9) Includes the Class B-3, Class B-4 and Class B-5 Certificate balances, but does not include the Interest Only Certificates' notional balance.

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicers:	It is expected that Countrywide Home Loans Servicing LP will directly service approximately 93% of the principal balances of the Mortgage Loans, as of the Cut-off Date, and Wells Fargo Bank will directly service the remaining Mortgage Loans.
Underwriters:	Countrywide Securities Corporation (Lead Manager); [TBD] and [TBD] (Co-Managers).
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's will provide ratings on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 3-A-2, Class 3-A-3, Class 4-A-1, Class 5-A-1, Class 1-X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	All references herein to principal balances as of such date includes the application of scheduled payments due on or before March 1, 2002, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	March 1, 2002.
Pricing Date:	On or about March [6], 2002.
Closing Date:	On or about March [28], 2002.
Settlement Date:	On or about March [28], 2002.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2002.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in April 2002.
Certificates:	The "***Senior Certificates***" will consist of (i) the Class 1-A-1 Certificates (the "***Group I Certificates***"), (ii) the Class 2-A-1 Certificates (the "***Group II Certificates***"), (iii) the Class 3-A-1, 3-A-2, and 3-A-3 Certificates (the "***Group III Certificates***"), (iv) the Class 4-A-1 Certificates (the "***Group IV Certificates***"), (v) the Class 5-A-1 Certificates (the "***Group V Certificates***"), and (vi) the Class 1-X Certificates (the "***Interest Only Certificates***").
	The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Senior Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 1-X Certificates will receive interest from the Group III and Group IV Mortgage Loans. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on Closing Date as of the initial Cut-off Date in the Initial Pool and (b) the initial Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $332,601,477, and (ii) as of the end of the Pre-Funding Period is expected to be $533,000,000 plus or minus ten percent (10%). All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. Prior to the Closing Date, Mortgage Loans may be removed from, and additional mortgage loans will be added to, the trust.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date or during the Funding Period. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collateral Tables attached hereto as Appendix A.

With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool as indicated herein, except as may be provided in the Stipulation Sheet attached hereto as Appendix B.

Due to changes in the proportional representations of each Loan Group, however, the characteristics of the aggregate final pool of Mortgage Loans are expected to differ materially from those of the collective Sample Pool while still conforming to the Stipulation Sheet.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $65,218,519, and (ii) as of the end of the Funding Period is expected to be $95,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year LIBOR index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $23,178,875, and (ii) as of the end of the Funding Period is expected to be $23,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year CMT index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $160,272,914, and (ii) as of the end of the Funding Period is expected to be $300,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR index.

Group IV Mortgage Loans: The aggregate principal balance of the Group IV Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $48,323,847, and (ii) as of the end of the Funding Period is expected to be $80,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year CMT index.

Group V Mortgage Loans: The aggregate principal balance of the Group V Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $35,607,323, and (ii) as of the end of the Funding Period is expected to be $35,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of seven years and thereafter adjust annually based on the one-year CMT index.

Pre-Funded Amount: A deposit of no more than approximately $133,250,000 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including April 29, 2002 (the "***Funding Period***"), (i) not more than approximately $23,750,000 of the Pre-Funded Amount is expected to be used to purchase subsequent Group I Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) not more than approximately $5,750,000 of the Pre-Funded Amount will be used to purchase subsequent Group II Mortgage Loans (the "***Subsequent Group II Mortgage Loans***"), (iii) not more than approximately $75,000,000 of the Pre-Funded Amount will be used to purchase subsequent Group III Mortgage Loans (the "***Subsequent Group III Mortgage Loans***"), (iv) not more than approximately $20,000,000 of the Pre-Funded Amount will be used to purchase subsequent Group IV Mortgage Loans (the "***Subsequent Group IV Mortgage Loans***") and, (v) not more than approximately $8,750,000 of the Pre-Funded Amount will be used to purchase subsequent Group V Mortgage Loans (the "***Subsequent Group V Mortgage Loans***"), the Pre-Funded Amount will be used to purchase the Subsequent Group I, Group II, Group III, Group IV and Group V Mortgage Loans (the "***Subsequent Mortgage Loans***") having similar characteristics as the Mortgage Loans in the applicable Loan Group as of the Sample Pool Calculation Date. Any portion of the Pre-Funded Amount related to a loan group remaining on the last day of the Funding Period will be distributed as principal on the Offered Certificates related to such loan group on the immediately following Distribution Date.

Wavg Roll Date: The "***Wavg Roll Date***" for the Group I, Group II, Group III, Group IV and Group V Mortgage Loans (collectively, the "Mortgage Loans") is assumed to be the Distribution Date in March 2005, February 2005, March 2007, January 2007 and January 2009, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The "***Expense Fee Rate***" is comprised of primary servicing fees, master servicing fees and, to the extent applicable, the trustee fee. The Expense Fee Rate will be equal to (a) with respect to a Mortgage Loan in a Group and the period prior to the initial interest rate adjustment for that Mortgage Loan, [0.26]%, [0.26]%, [0.26]%, [0.26]% and [0.373]%, and (b) thereafter, [0.26]%, [0.26]%, [0.385]%, [0.385]% and [0.393]%, in each case, with respect to the Group I, II, III, IV and V Mortgage Loans, respectively.

Contributing Component Rate: The "***Contributing Component Rate***" for the Class 3-A-1, Class 3-A-2, Class 3-A-3, and Class 4-A-1 Certificates is equal to [0.446]%, [0.518]%, [0.518]% and [0.430]%, respectively. With regard to the Class 1-X Certificates, the Contributing Components of; (a) the Class 3-A-1 Certificates, (b) the Class 3-A-2 and Class 3-A-3 Certificates and, (c) the Class 4-A-1 Certificates only receive interest payments up to and including the applicable Weighted Average Roll Date(s) – March 2007, March 2007 and January 2007, respectively.

Net WAC: The "***Net Wac,***" with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans (after application of any lender-paid mortgage insurance premiums) less (a) the weighted average Expense Fee Rate for such Loan Group and (b) (i) with respect to the Group III Mortgage Loans, the weighted average Contributing Component Rate of the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates, (ii) and with respect to the Group IV Mortgage Loans, the related Contributing Component Rate.

Class 1-X Certificate Rate: The "***Class 1-X Certificate Rate***" for any period will be equal to (x) the sum of: (a) the product of approximately 34.36% of the then current aggregate principal balance of the Mortgage Loans in Group III and the Class 3-A-1 Contributing Component Rate; (b) the product of approximately 50.26% of the then current aggregate principal balance of the Group III Mortgage Loans and the Class 3-A-2 Contributing Component Rate; (c) the product of approximately 15.38% of the then current aggregate principal balance of the Group III Mortgage Loans and the Class 3-A-3 Contributing Component Rate; and (d) the product of the then current aggregate principal balance of the Group IV Mortgage Loans and the Class 4-A-1 Contributing Component Rate divided by (y) the sum of the then current aggregate principal balances of the Group III and Group IV Mortgage Loans, expressed as an annual rate. The Class 1-X Certificate Rate for the April Distribution Date is expected to be approximately [0.4799]%. The Class 1-X Certificate Rate will be 0.00% after the Distribution Date in March 2007

Accrued Interest: The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [3.00]% total subordination.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [2.05]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates, initially expected to equal approximately [1.25]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [0.75]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after March 2012, the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments from each Loan Group. The prepayment percentages on the Subordinate Certificates, per Loan Group, are as follows:

April 2002 – March 2012	0% Pro Rata Share
April 2012 – March 2013	30% Pro Rata Share
April 2013 – March 2014	40% Pro Rata Share
April 2014 – March 2015	60% Pro Rata Share
April 2015 – March 2016	80% Pro Rata Share
April 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided by the Subordinate Certificates doubles (from the initial credit enhancement percentage), all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the performance triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments) until the third anniversary of the Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I, Group II, Group III, Group IV or Group V Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II, Group III, Group IV or Group V Certificates, as applicable, as of the Closing Date, divided by the aggregate principal balance of the mortgage loans in the related Loan Group as of the Cut-off Date), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to Class 1-X Certificates, from Loan Groups III and IV), accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group,* as follows: approximately 34.36% to the Class 3-A-1 Certificates, until its Class Certificate Balance is reduced to zero and approximately 65.64%, sequentially, to the Class 3-A-2 and 3-A-3 Certificates, in that order, until their respective Class Certificate Balances are reduced to zero;
   (d) to the Group IV Certificates, principal from the related Loan Group*;
   (e) to the Group V Certificates, principal from the related Loan Group*.;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) Residual Certificate, any remaining amount.

** Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables to Follow]

Yield Tables

Class 1-A-1 to Call

Coupon 5.624%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-08	4.91	4.92	4.91	4.84	4.70	4.50	4.21
WAL (yr)	18.61	6.96	4.90	2.92	1.99	1.45	1.09
MDUR (yr)	11.08	5.22	3.94	2.53	1.79	1.34	1.03
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	8/30	7/19	10/14	10/09	6/07	1/06	2/05

Class 1-A-1 to Maturity

Coupon 5.624%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-08	4.91	4.92	4.91	4.84	4.72	4.52	4.26
WAL (yr)	18.69	7.40	5.33	3.22	2.19	1.59	1.20
MDUR (yr)	11.10	5.37	4.12	2.71	1.93	1.45	1.12
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class 2-A-1 to Call

Coupon 5.578%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-12	5.04	4.99	4.94	4.81	4.62	4.37	4.04
WAL (yr)	18.64	6.97	4.90	2.92	1.99	1.45	1.09
MDUR (yr)	11.03	5.22	3.94	2.53	1.80	1.34	1.03
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	8/30	7/19	10/14	10/09	6/07	1/06	2/05

Class 2-A-1 to Maturity

Coupon 5.578%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-12	5.04	4.99	4.95	4.83	4.65	4.42	4.12
WAL (yr)	18.72	7.41	5.33	3.22	2.19	1.59	1.20
MDUR (yr)	11.04	5.38	4.13	2.71	1.94	1.45	1.12
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	2/32	2/32	2/32	2/32	2/32	2/32	2/32

Class 3-A-1 to Wavg Roll Date

Coupon 5.494%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 99-30	5.51	5.49	5.48	5.46	5.44	5.40	5.36
WAL (yr)	4.81	3.73	3.28	2.54	1.97	1.52	1.18
MDUR (yr)	4.11	3.23	2.86	2.24	1.76	1.38	1.09
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	3/07	3/07	3/07	3/07	3/07	3/07	3/07

Class 3-A-1 to Maturity

Coupon 5.494%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 99-30	5.02	5.19	5.25	5.34	5.38	5.38	5.35
WAL (yr)	18.83	7.45	5.35	3.23	2.20	1.60	1.20
MDUR (yr)	11.05	5.31	4.08	2.68	1.91	1.43	1.10
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class 3-A-2 to Wavg Roll Date

Coupon 5.422%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-20	5.27	5.18	5.12	4.94	4.70	4.43	4.10
WAL (yr)	4.76	3.35	2.76	1.80	1.22	0.89	0.68
MDUR (yr)	4.09	2.93	2.45	1.64	1.14	0.85	0.65
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	3/07	3/07	3/07	12/06	5/05	7/04	12/03

Class 3-A-2 to Maturity

Coupon 5.422%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-20	4.95	5.09	5.09	4.94	4.70	4.43	4.10
WAL (yr)	15.99	4.45	3.06	1.80	1.22	0.89	0.68
MDUR (yr)	10.06	3.68	2.66	1.64	1.14	0.85	0.65
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	4/28	7/13	2/10	12/06	5/05	7/04	12/03

Class 3-A-3 to Wavg Roll Date

Coupon 5.422%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-20	5.98	5.98	5.98	5.99	6.04	6.16	6.32
WAL (yr)	4.98	4.98	4.98	4.96	4.40	3.59	2.83
MDUR (yr)	4.23	4.23	4.23	4.22	3.79	3.14	2.52
First Prin Pay	3/07	3/07	3/07	12/06	5/05	7/04	12/03
Last Prin Pay	3/07	3/07	3/07	3/07	3/07	3/07	3/07

Class 3-A-3 to Maturity

Coupon 5.422%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-20	5.09	5.22	5.33	5.60	5.85	6.07	6.29
WAL (yr)	28.10	17.24	12.84	7.90	5.38	3.89	2.91
MDUR (yr)	14.49	10.84	8.82	6.07	4.42	3.34	2.57
First Prin Pay	4/28	7/13	2/10	12/06	5/05	7/04	12/03
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class 4-A-1 to Wavg Roll Date

Coupon 5.540%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 99-28	5.57	5.56	5.55	5.54	5.52	5.49	5.46
WAL (yr)	4.66	3.64	3.21	2.50	1.95	1.52	1.18
MDUR (yr)	3.99	3.15	2.80	2.21	1.75	1.38	1.08
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	1/07	1/07	1/07	1/07	1/07	1/07	1/07

Class 4-A-1 to Maturity

Coupon 5.540%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 99-28	5.15	5.30	5.35	5.43	5.47	5.47	5.46
WAL (yr)	18.78	7.44	5.35	3.23	2.20	1.60	1.20
MDUR (yr)	10.95	5.30	4.07	2.67	1.91	1.43	1.10
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	1/32	1/32	1/32	1/32	1/32	1/32	1/32

Class 5-A-1 to Wavg Roll

Coupon 6.043%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-08	6.01	5.97	5.95	5.89	5.82	5.73	5.61
WAL (yr)	6.50	4.62	3.91	2.85	2.10	1.57	1.20
MDUR (yr)	5.20	3.80	3.26	2.43	1.84	1.41	1.09
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	1/09	1/09	1/09	1/09	1/09	1/09	1/09

Class 5-A-1 to Maturity

Coupon 6.043%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-08	5.45	5.69	5.75	5.81	5.79	5.72	5.61
WAL (yr)	18.91	7.48	5.37	3.23	2.20	1.60	1.20
MDUR (yr)	10.55	5.16	3.99	2.64	1.90	1.42	1.10
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	1/32	1/32	1/32	1/32	1/32	1/32	1/32

Class M to Call

Coupon 5.537%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-08	5.26	5.49	5.69	6.03	6.30	6.53	6.81
WAL (yr)	21.56	11.73	8.32	5.21	3.85	2.95	2.29
MDUR (yr)	12.26	8.21	6.32	4.31	3.32	2.61	2.07
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	8/30	7/19	10/14	10/09	6/07	1/06	2/05

Class M to Maturity

Coupon 5.537%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 97-08	5.26	5.47	5.64	5.93	6.15	6.35	6.54
WAL (yr)	21.66	12.66	9.22	5.91	4.44	3.53	2.88
MDUR (yr)	12.28	8.49	6.66	4.68	3.69	3.01	2.51
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class B-1 to Call

Coupon	5.537%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 96-12	5.34	5.60	5.83	6.24	6.57	6.88	7.24
WAL (yr)	21.56	11.73	8.32	5.21	3.85	2.95	2.29
MDUR (yr)	12.21	8.18	6.30	4.30	3.31	2.60	2.06
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	8/30	7/19	10/14	10/09	6/07	1/06	2/05

Class B-1 to Maturity

Coupon	5.537%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 96-12	5.34	5.57	5.78	6.12	6.39	6.65	6.90
WAL (yr)	21.66	12.66	9.22	5.91	4.44	3.53	2.88
MDUR (yr)	12.23	8.46	6.64	4.66	3.67	3.00	2.50
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

Class B-2 to Call

Coupon	5.537%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 94-28	5.47	5.79	6.08	6.60	7.04	7.48	8.00
WAL (yr)	21.56	11.73	8.32	5.21	3.85	2.95	2.29
MDUR (yr)	12.12	8.13	6.26	4.28	3.29	2.59	2.05
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	8/30	7/19	10/14	10/09	6/07	1/06	2/05

Class B-2 to Maturity

Coupon	5.537%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 94-28	5.46	5.76	6.01	6.46	6.82	7.17	7.53
WAL (yr)	21.66	12.66	9.22	5.91	4.44	3.53	2.88
MDUR (yr)	12.14	8.40	6.59	4.63	3.65	2.98	2.48
First Prin Pay	4/12	2/08	4/06	8/04	11/03	6/03	3/03
Last Prin Pay	3/32	3/32	3/32	3/32	3/32	3/32	3/32

[Collateral Tables to Follow]

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Appendix A - **Computational Materials for**

Countrywide Mortgage Pass-Through Trust 2002-7

Loan Groups I - V (Consolidated)

			Range
Total Number of Loans		746	
Total Outstanding Balance		$332,601,477	
Average Loan Balance		$445,846	$148,087 to $1,000,000
WA Mortgage Rate		6.151%	3.990% to 7.875%
Net WAC		5.879%	3.731% to 7.616%
ARM Characteristics			
WA Gross Margin		2.456%	1.855% to 2.875%
WA Months to First Roll		55	27 to 84
WA First Periodic Cap		4.203%	2.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		11.421%	9.625% to 13.500%
WA Lifetime Floor		2.456%	1.855% to 2.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	347 to 360
WA Age (months)		1	0 to 13
WA LTV		69.76%	21.81% to 95.00%
WA FICO		722	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		4.06%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	49.28%	SFRD	68.82%	FULL/ALT	87.78%	REF	46.41%	OO	97.61%	0	95.94%
CO	4.58%	PUD	26.79%	NIV	7.11%	PUR	35.33%	2H	2.39%	60	4.06%
WA	4.06%	CND	4.19%	NAV	3.36%	RCO	18.27%				
IL	3.86%	CNDP	0.19%	NINA	0.90%						
TX	3.83%			STREAM	0.85%						

Loan Groups I - V (Consolidated)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIB12M	143	$65,218,519	19.61
3/1 CMT1Y	55	$23,178,875	6.97
5/1 LIB12M	364	$160,272,914	48.19
5/1 CMT1Y	113	$48,323,847	14.53
7/1 CMT1Y	71	$35,607,323	10.71
	746	**$332,601,477**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 100,000.01 to $ 150,000	1	$148,087	0.04
$ 150,000.01 to $ 200,000	2	$367,255	0.11
$ 200,000.01 to $ 250,000	3	$724,976	0.22
$ 250,000.01 to $ 300,000	5	$1,416,322	0.43
$ 300,000.01 to $ 350,000	152	$49,871,263	14.99
$ 350,000.01 to $ 400,000	197	$74,407,082	22.37
$ 400,000.01 to $ 450,000	117	$50,020,887	15.04
$ 450,000.01 to $ 500,000	93	$44,156,253	13.28
$ 500,000.01 to $ 550,000	46	$24,217,230	7.28
$ 550,000.01 to $ 600,000	48	$27,527,702	8.28
$ 600,000.01 to $ 650,000	44	$28,178,249	8.47
$ 650,000.01 to $ 700,000	7	$4,701,098	1.41
$ 700,000.01 to $ 750,000	9	$6,634,268	1.99
$ 750,000.01 to $1,000,000	22	$20,230,805	6.08
	746	**$332,601,477**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.990	4	$1,671,804	0.50
4.375	2	$915,066	0.28
4.500	3	$1,549,460	0.47
4.625	2	$1,138,533	0.34
4.750	3	$1,231,401	0.37
4.875	4	$1,868,491	0.56
5.000	4	$1,423,818	0.43
5.125	9	$3,161,989	0.95
5.250	15	$7,046,181	2.12
5.375	12	$5,104,372	1.53
5.500	28	$11,267,674	3.39
5.625	18	$8,138,879	2.45
5.750	43	$18,803,424	5.65
5.875	64	$29,369,916	8.83
6.000	90	$38,715,951	11.64
6.125	71	$33,725,062	10.14
6.250	80	$35,739,116	10.75
6.375	78	$34,171,920	10.27

Loan Groups I - V (Consolidated)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.500	82	$36,343,641	10.93
6.625	45	$21,382,285	6.43
6.750	41	$19,180,729	5.77
6.875	29	$12,834,003	3.86
7.000	10	$4,218,668	1.27
7.125	3	$1,025,790	0.31
7.250	2	$1,042,770	0.31
7.375	2	$724,161	0.22
7.500	1	$343,174	0.10
7.875	1	$463,200	0.14
	746	**$332,601,477**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	746	$332,601,477	100.00
	746	**$332,601,477**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	65	$33,253,206	10.00
50.01 - 55.00	32	$14,029,705	4.22
55.01 - 60.00	44	$21,807,994	6.56
60.01 - 65.00	45	$20,710,636	6.23
65.01 - 70.00	95	$44,552,946	13.40
70.01 - 75.00	134	$60,360,790	18.15
75.01 - 80.00	302	$127,123,263	38.22
80.01 - 85.00	2	$843,333	0.25
85.01 - 90.00	16	$5,793,610	1.74
90.01 - 95.00	11	$4,125,995	1.24
	746	**$332,601,477**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$308,999	0.09
AZ	13	$4,995,851	1.50
AR	1	$518,080	0.16
CA	363	$163,892,003	49.28
CO	34	$15,224,663	4.58
CT	10	$4,406,156	1.32
DE	1	$319,461	0.10
DC	5	$2,117,227	0.64
FL	16	$7,944,296	2.39

Loan Groups I - V (Consolidated)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
GA	16	$6,631,475	1.99
HI	1	$650,000	0.20
ID	1	$572,000	0.17
IL	30	$12,834,818	3.86
IN	12	$4,826,313	1.45
KS	7	$2,834,656	0.85
KY	1	$529,544	0.16
LA	1	$350,898	0.11
MD	16	$7,432,936	2.23
MA	17	$7,604,114	2.29
MI	20	$8,798,001	2.65
MN	12	$5,527,960	1.66
MO	10	$4,967,351	1.49
NE	1	$358,880	0.11
NV	12	$4,520,979	1.36
NH	1	$730,411	0.22
NJ	10	$4,104,964	1.23
NY	6	$2,820,894	0.85
NC	12	$5,933,037	1.78
OH	5	$1,913,647	0.58
OR	7	$3,610,567	1.09
PA	8	$3,445,060	1.04
SC	2	$773,249	0.23
TN	4	$1,398,034	0.42
TX	28	$12,739,095	3.83
UT	7	$2,828,503	0.85
VA	18	$6,978,563	2.10
WA	29	$13,488,117	4.06
WI	1	$634,000	0.19
WY	7	$3,036,675	0.91
	746	**$332,601,477**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	501	$228,890,973	68.82
PUD	209	$89,120,107	26.79
CND	34	$13,948,249	4.19
CNDP	2	$642,148	0.19
	746	**$332,601,477**	**100.00**

Loan Groups I - V (Consolidated)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	338	$154,355,694	46.41
PUR	268	$117,492,055	35.33
RCO	140	$60,753,729	18.27
	746	**$332,601,477**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	729	$324,660,027	97.61
2H	17	$7,941,450	2.39
	746	**$332,601,477**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	664	$291,970,518	87.78
NIV	46	$23,642,908	7.11
NAV	22	$11,159,827	3.36
NINA	7	$2,998,423	0.90
STREAMLINE	7	$2,829,802	0.85
	746	**$332,601,477**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.001 - 2.000	6	$2,210,403	0.66
2.001 - 3.000	740	$330,391,074	99.34
	746	**$332,601,477**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/04	3	$1,297,058	0.39
07/04	6	$2,153,610	0.65
08/04	2	$658,624	0.20
11/04	2	$1,184,691	0.36
01/05	23	$10,797,422	3.25
02/05	115	$51,884,572	15.60
03/05	47	$20,421,417	6.14
02/06	1	$406,183	0.12

Loan Groups I - V (Consolidated)

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
04/06	1	$329,597	0.10
05/06	2	$1,014,165	0.30
06/06	2	$958,461	0.29
07/06	2	$423,871	0.13
08/06	6	$2,260,621	0.68
09/06	3	$1,087,798	0.33
10/06	5	$1,861,587	0.56
11/06	4	$1,599,665	0.48
12/06	14	$6,344,313	1.91
01/07	46	$19,665,752	5.91
02/07	192	$83,531,367	25.11
03/07	199	$89,113,380	26.79
07/08	1	$397,257	0.12
11/08	4	$2,537,174	0.76
12/08	20	$10,687,964	3.21
01/09	14	$7,817,744	2.35
02/09	24	$10,795,023	3.25
03/09	8	$3,372,161	1.01
	746	**$332,601,477**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	11	$4,109,292	1.24
32 - 37	187	$84,288,103	25.34
43 - 49	2	$735,780	0.22
50 - 55	20	$7,606,503	2.29
56 - 61	455	$200,254,477	60.21
74 - 79	1	$397,257	0.12
80 - 85	70	$35,210,065	10.59
	746	**$332,601,477**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	10	$4,337,593	1.30
10.001 - 11.000	175	$76,109,698	22.88
11.001 - 12.000	484	$217,516,959	65.40
12.001 - 13.000	75	$33,944,320	10.21
13.001 - 14.000	2	$692,907	0.21
	746	**$332,601,477**	**100.00**

Loan Groups I - V (Consolidated)

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	198	$88,397,394	26.58
5.000	548	$244,204,083	73.42
	746	**$332,601,477**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	746	$332,601,477	100.00
	746	**$332,601,477**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - . 5.000	746	$332,601,477	100.00
	746	**$332,601,477**	**100.00**

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

Countrywide Mortgage Pass-Through Trust 2002-7

Loan Group I (3/1 Hybrid LIBOR)

		Range
Total Number of Loans	143	
Total Outstanding Balance	$65,218,519	
Average Loan Balance	$456,074	$300,422 to $998,980
WA Mortgage Rate	5.875%	4.375% to 7.000%
Net WAC	5.616%	4.116% to 6.741%
ARM Characteristics		
WA Gross Margin	2.333%	1.855% to 2.750%
WA Months to First Roll	35	34 to 36
WA First Periodic Cap	2.000%	2.000% to 2.000%
WA Subsequent Periodic Cap	2.000%	2.000% to 2.000%
WA Lifetime Cap	11.875%	10.375% to 13.000%
WA Lifetime Floor	2.333%	1.855% to 2.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	359	358 to 360
WA Age (months)	1	0 to 2
WA LTV	67.63%	21.81% to 94.98%
WA FICO	720	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	2.30%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	43.12%	SFRD	68.37%	FULL/ALT	88.75%	REF	59.47%	OO	96.45%	0	97.70%
MO	5.87%	PUD	28.76%	NIV	10.50%	PUR	24.64%	2H	3.55%	60	2.30%
IL	5.51%	CND	2.87%	STREAM	0.75%	RCO	15.90%				
MI	4.50%										
CO	4.22%										

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Loan Group I (3/1 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIB12M	143	$65,218,519	100.00
	143	$65,218,519	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 300,000.01 to $ 350,000	23	$7,465,830	11.45
$ 350,000.01 to $ 400,000	45	$17,048,623	26.14
$ 400,000.01 to $ 450,000	21	$8,922,663	13.68
$ 450,000.01 to $ 500,000	16	$7,534,768	11.55
$ 500,000.01 to $ 550,000	9	$4,716,389	7.23
$ 550,000.01 to $ 600,000	10	$5,760,891	8.83
$ 600,000.01 to $ 650,000	9	$5,784,486	8.87
$ 650,000.01 to $ 700,000	1	$659,243	1.01
$ 700,000.01 to $ 750,000	5	$3,695,553	5.67
$ 750,000.01 to $1,000,000	4	$3,630,074	5.57
	143	$65,218,519	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.375	2	$915,066	1.40
4.625	1	$339,562	0.52
4.750	2	$831,401	1.27
4.875	3	$1,469,491	2.25
5.000	1	$356,000	0.55
5.125	4	$1,395,406	2.14
5.250	7	$3,513,344	5.39
5.375	6	$2,442,620	3.75
5.500	5	$1,830,421	2.81
5.625	5	$2,378,995	3.65
5.750	16	$6,702,147	10.28
5.875	25	$11,877,516	18.21
6.000	24	$10,873,411	16.67
6.125	19	$8,335,318	12.78
6.250	5	$2,742,703	4.21
6.375	6	$3,319,518	5.09
6.500	5	$2,348,923	3.60
6.750	2	$1,328,855	2.04
6.875	3	$1,513,696	2.32
7.000	2	$704,125	1.08
	143	$65,218,519	100.00

Loan Group I (3/1 Hybrid LIBOR)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	143	$65,218,519	100.00
	143	$65,218,519	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	15	$8,986,970	13.78
50.01 - 55.00	8	$3,395,849	5.21
55.01 - 60.00	7	$3,392,375	5.20
60.01 - 65.00	10	$4,849,647	7.44
65.01 - 70.00	20	$9,184,259	14.08
70.01 - 75.00	31	$14,175,580	21.74
75.01 - 80.00	48	$19,695,962	30.20
85.01 - 90.00	2	$857,658	1.32
90.01 - 95.00	2	$680,217	1.04
	143	$65,218,519	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	3	$1,227,810	1.88
CA	61	$28,122,753	43.12
CO	7	$2,749,795	4.22
CT	3	$1,153,633	1.77
FL	4	$1,941,431	2.98
GA	3	$1,167,179	1.79
HI	1	$650,000	1.00
IL	8	$3,591,376	5.51
IN	5	$1,884,521	2.89
KS	1	$614,416	0.94
KY	1	$529,544	0.81
MD	2	$711,000	1.09
MA	3	$1,207,143	1.85
MI	6	$2,933,136	4.50
MN	3	$1,375,000	2.11
MO	7	$3,830,838	5.87
NV	2	$704,286	1.08
NH	1	$730,411	1.12
NY	2	$1,082,000	1.66
NC	5	$2,601,714	3.99
OH	1	$300,447	0.46
SC	1	$323,200	0.50
TN	1	$307,678	0.47
TX	5	$2,417,955	3.71
UT	2	$839,120	1.29
VA	2	$687,272	1.05
WA	1	$649,412	1.00

Loan Group I (3/1 Hybrid LIBOR)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
WY	2	$885,447	1.36
	143	$65,218,519	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	96	$44,592,127	68.37
PUD	42	$18,754,966	28.76
CND	5	$1,871,427	2.87
	143	$65,218,519	100.00

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	84	$38,782,401	59.47
PUR	35	$16,067,699	24.64
RCO	24	$10,368,419	15.90
	143	$65,218,519	100.00

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	138	$62,904,082	96.45
2H	5	$2,314,438	3.55
	143	$65,218,519	100.00

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	129	$57,880,371	88.75
NIV	13	$6,846,149	10.50
STREAMLINE	1	$492,000	0.75
	143	$65,218,519	100.00

Loan Group I (3/1 Hybrid LIBOR)

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.001 - 2.000	2	$874,261	1.34
2.001 - 3.000	141	$64,344,259	98.66
	143	$65,218,519	100.00

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/05	7	$3,483,730	5.34
02/05	91	$42,176,372	64.67
03/05	45	$19,558,417	29.99
	143	$65,218,519	100.00

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
32 - 37	143	$65,218,519	100.00
	143	$65,218,519	100.00

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	9	$3,911,520	6.00
11.001 - 12.000	92	$41,013,861	62.89
12.001 - 13.000	42	$20,293,138	31.12
	143	$65,218,519	100.00

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	143	$65,218,519	100.00
	143	$65,218,519	100.00

Loan Group I (3/1 Hybrid LIBOR)

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	143	$65,218,519	100.00
	143	**$65,218,519**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	143	$65,218,519	100.00
	143	**$65,218,519**	**100.00**

Loan Group II (3/1 Hybrid CMT)

			Range		
Total Number of Loans		55			
Total Outstanding Balance		$23,178,875			
Average Loan Balance		$421,434	$307,708	to	$845,497
WA Mortgage Rate		5.838%	3.990%	to	6.875%
Net WAC		5.579%	3.731%	to	6.616%
ARM Characteristics					
WA Gross Margin		2.750%	2.750%	to	2.750%
WA Months to First Roll		33	27	to	36
WA First Periodic Cap		2.000%	2.000%	to	2.000%
WA Subsequent Periodic Cap		2.000%	2.000%	to	2.000%
WA Lifetime Cap		11.838%	9.990%	to	12.875%
WA Lifetime Floor		2.750%	2.750%	to	2.750%
WA Original Term (months)		360	360	to	360
WA Remaining Term (months)		357	351	to	360
WA Age (months)		3	0	to	9
WA LTV		72.57%	33.00%	to	90.00%
WA FICO		722			
Secured by (% of pool)	1st Liens	100.00%			
	2nd Liens	0.00%			
Prepayment Penalty at Loan Orig (% of all loans)		1.38%			

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	37.96%	SFRD	60.37%	FULL/ALT	95.26%	PUR	45.66%	OO	100%	0	98.62%
WA	11.70%	PUD	38.24%	NIV	4.74%	REF	28.28%			60	1.38%
MI	6.57%	CNDP	1.39%			RCO	26.06%				
IL	5.78%										
UT	5.11%										

Loan Group II (3/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	55	$23,178,875	100.00
	55	$23,178,875	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 300,000.01 to $ 350,000	17	$5,541,695	23.91
$ 350,000.01 to $ 400,000	14	$5,251,388	22.66
$ 400,000.01 to $ 450,000	9	$3,861,794	16.66
$ 450,000.01 to $ 500,000	5	$2,381,090	10.27
$ 500,000.01 to $ 550,000	3	$1,631,251	7.04
$ 550,000.01 to $ 600,000	3	$1,719,247	7.42
$ 600,000.01 to $ 650,000	3	$1,946,914	8.40
$ 750,000.01 to $1,000,000	1	$845,497	3.65
	55	$23,178,875	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.990	4	$1,671,804	7.21
4.500	3	$1,549,460	6.68
5.125	2	$694,156	2.99
5.250	3	$1,234,604	5.33
5.375	2	$972,272	4.19
5.500	3	$1,137,743	4.91
5.750	4	$1,803,990	7.78
5.875	1	$324,908	1.40
6.000	7	$3,044,944	13.14
6.125	1	$364,146	1.57
6.250	8	$3,181,079	13.72
6.375	2	$1,098,376	4.74
6.500	6	$2,311,040	9.97
6.625	3	$1,518,789	6.55
6.750	5	$1,712,508	7.39
6.875	1	$559,056	2.41
	55	$23,178,875	100.00

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	55	$23,178,875	100.00
	55	$23,178,875	100.00

Loan Group II (3/1 Hybrid CMT)

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	2	$778,624	3.36
55.01 - 60.00	2	$866,576	3.74
60.01 - 65.00	3	$1,533,150	6.61
65.01 - 70.00	11	$5,620,857	24.25
70.01 - 75.00	11	$4,666,774	20.13
75.01 - 80.00	23	$8,617,566	37.18
80.01 - 85.00	1	$380,783	1.64
85.01 - 90.00	2	$714,546	3.08
	55	**$23,178,875**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$308,999	1.33
AZ	1	$449,583	1.94
CA	21	$8,798,499	37.96
CO	2	$779,251	3.36
CT	1	$398,354	1.72
FL	1	$323,000	1.39
GA	1	$341,991	1.48
IL	3	$1,340,514	5.78
IN	1	$648,793	2.80
KS	1	$350,401	1.51
MA	1	$429,592	1.85
MI	4	$1,523,288	6.57
MN	1	$470,648	2.03
NV	1	$312,623	1.35
NJ	1	$566,436	2.44
OH	1	$380,783	1.64
OR	1	$439,122	1.89
TX	1	$339,194	1.46
UT	3	$1,184,555	5.11
VA	3	$1,080,397	4.66
WA	5	$2,712,855	11.70
	55	**$23,178,875**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	33	$13,993,193	60.37
PUD	21	$8,862,682	38.24
CNDP	1	$323,000	1.39
	55	**$23,178,875**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	26	$10,582,605	45.66
REF	16	$6,555,139	28.28
RCO	13	$6,041,131	26.06
	55	**$23,178,875**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	55	$23,178,875	100.00
	55	**$23,178,875**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	53	$22,079,819	95.26
NIV	2	$1,099,056	4.74
	55	**$23,178,875**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	55	$23,178,875	100.00
	55	**$23,178,875**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/04	3	$1,297,058	5.60
07/04	6	$2,153,610	9.29
08/04	2	$658,624	2.84
11/04	2	$1,184,691	5.11
01/05	16	$7,313,692	31.55
02/05	24	$9,708,200	41.88
03/05	2	$863,000	3.72
	55	**$23,178,875**	**100.00**

Loan Group II (3/1 Hybrid CMT)

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	11	$4,109,292	17.73
32 - 37	44	$19,069,583	82.27
	55	$23,178,875	100.00

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	4	$1,671,804	7.21
10.001 - 11.000	3	$1,549,460	6.68
11.001 - 12.000	22	$9,212,616	39.75
12.001 - 13.000	26	$10,744,994	46.36
	55	$23,178,875	100.00

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	55	$23,178,875	100.00
	55	$23,178,875	100.00

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	55	$23,178,875	100.00
	55	$23,178,875	100.00

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	55	$23,178,875	100.00
	55	$23,178,875	100.00

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

Countrywide Mortgage Pass-Through Trust 2002-7

Loan Group III (5/1 Hybrid LIBOR)

			Range
Total Number of Loans		364	
Total Outstanding Balance		$160,272,914	
Average Loan Balance		$440,310	$148,087 to $1,000,000
WA Mortgage Rate		6.213%	4.625% to 7.875%
Net WAC		5.954%	4.366% to 7.616%
ARM Characteristics			
WA Gross Margin		2.315%	1.885% to 2.750%
WA Months to First Roll		59	53 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		11.215%	9.625% to 12.875%
WA Lifetime Floor		2.315%	1.885% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	353 to 360
WA Age (months)		1	0 to 7
WA LTV		69.48%	22.50% to 95.00%
WA FICO		721	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		5.56%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	57.48%	SFRD	65.67%	FULL/ALT	91.73%	REF	41.75%	OO	98.59%	0	94.44%
WA	4.89%	PUD	29.10%	NIV	6.82%	PUR	36.84%	2H	1.41%	60	5.56%
TX	4.35%	CND	5.22%	STREAM	1.46%	RCO	21.41%				
CO	3.64%										
IL	3.64%										

Loan Group III (5/1 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIB12M	364	$160,272,914	100.00
	364	**$160,272,914**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 100,000.01 to $ 150,000	1	$148,087	0.09
$ 250,000.01 to $ 300,000	2	$582,447	0.36
$ 300,000.01 to $ 350,000	74	$24,459,535	15.26
$ 350,000.01 to $ 400,000	102	$38,643,164	24.11
$ 400,000.01 to $ 450,000	54	$23,250,399	14.51
$ 450,000.01 to $ 500,000	53	$25,144,915	15.69
$ 500,000.01 to $ 550,000	23	$12,100,660	7.55
$ 550,000.01 to $ 600,000	21	$12,033,237	7.51
$ 600,000.01 to $ 650,000	23	$14,732,564	9.19
$ 650,000.01 to $ 700,000	2	$1,342,500	0.84
$ 700,000.01 to $ 750,000	2	$1,466,320	0.91
$ 750,000.01 to $1,000,000	7	$6,369,087	3.97
	364	**$160,272,914**	**100.00**

Loan Group III (5/1 Hybrid LIBOR)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.625	1	$798,970	0.50
4.750	1	$400,000	0.25
4.875	1	$399,000	0.25
5.000	3	$1,067,818	0.67
5.125	2	$755,100	0.47
5.250	3	$1,564,000	0.98
5.375	3	$1,315,500	0.82
5.500	9	$3,489,634	2.18
5.625	8	$3,488,247	2.18
5.750	16	$7,421,323	4.63
5.875	31	$13,443,527	8.39
6.000	45	$18,980,610	11.84
6.125	35	$16,587,759	10.35
6.250	49	$21,368,558	13.33
6.375	53	$22,444,587	14.00
6.500	47	$20,907,461	13.04
6.625	22	$10,442,084	6.52
6.750	15	$6,868,316	4.29
6.875	11	$4,648,355	2.90
7.000	6	$2,652,751	1.66
7.125	1	$391,687	0.24
7.375	1	$374,428	0.23
7.875	1	$463,200	0.29
	364	$160,272,914	100.00

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	364	$160,272,914	100.00
	364	$160,272,914	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	37	$17,831,009	11.13
50.01 - 55.00	17	$7,537,604	4.70
55.01 - 60.00	26	$12,820,056	8.00
60.01 - 65.00	15	$6,336,867	3.95
65.01 - 70.00	38	$16,796,545	10.48
70.01 - 75.00	69	$31,042,528	19.37
75.01 - 80.00	153	$64,601,368	40.31
85.01 - 90.00	2	$701,192	0.44
90.01 - 95.00	7	$2,605,744	1.63
	364	$160,272,914	100.00

Loan Group III (5/1 Hybrid LIBOR)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	6	$2,173,744	1.36
CA	209	$92,125,242	57.48
CO	14	$5,837,950	3.64
CT	3	$1,369,184	0.85
DC	1	$377,650	0.24
FL	4	$2,364,500	1.48
GA	5	$2,338,912	1.46
ID	1	$572,000	0.36
IL	14	$5,835,335	3.64
IN	6	$2,292,999	1.43
KS	5	$1,869,838	1.17
LA	1	$350,898	0.22
MD	9	$3,879,461	2.42
MA	3	$1,448,103	0.90
MI	6	$2,429,003	1.52
MN	2	$835,653	0.52
MO	3	$1,136,512	0.71
NV	5	$2,002,083	1.25
NJ	4	$1,673,585	1.04
NY	2	$969,611	0.60
NC	6	$3,082,836	1.92
OH	1	$462,096	0.29
OR	4	$2,305,965	1.44
PA	6	$2,492,392	1.56
TX	15	$6,974,996	4.35
UT	2	$804,828	0.50
VA	5	$1,962,161	1.22
WA	17	$7,836,577	4.89
WI	1	$634,000	0.40
WY	4	$1,834,799	1.14
	364	$160,272,914	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	235	$105,257,562	65.67
PUD	109	$46,642,779	29.10
CND	20	$8,372,573	5.22
	364	$160,272,914	100.00

Loan Group III (5/1 Hybrid LIBOR)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	148	$66,909,180	41.75
PUR	137	$59,048,995	36.84
RCO	79	$34,314,738	21.41
	364	**$160,272,914**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	360	$158,005,507	98.59
2H	4	$2,267,407	1.41
	364	**$160,272,914**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	336	$147,011,848	91.73
NIV	22	$10,923,264	6.82
STREAMLINE	6	$2,337,802	1.46
	364	**$160,272,914**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.001 - 2.000	4	$1,336,142	0.83
2.001 - 3.000	360	$158,936,771	99.17
	364	**$160,272,914**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
08/06	3	$1,161,112	0.72
09/06	3	$1,087,798	0.68
10/06	1	$463,622	0.29
11/06	1	$485,849	0.30
12/06	10	$4,643,387	2.90
01/07	25	$10,466,414	6.53
02/07	147	$63,626,575	39.70
03/07	174	$78,338,158	48.88
	364	$160,272,914	100.00

Loan Group III (5/1 Hybrid LIBOR)

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	7	$2,712,531	1.69
56 - 61	357	$157,560,383	98.31
	364	**$160,272,914**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	6	$2,665,788	1.66
10.001 - 11.000	116	$50,098,730	31.26
11.001 - 12.000	239	$106,279,082	66.31
12.001 - 13.000	3	$1,229,314	0.77
	364	**$160,272,914**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	364	$160,272,914	100.00
	364	**$160,272,914**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	364	$160,272,914	100.00
	364	**$160,272,914**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	364	$160,272,914	100.00
	364	**$160,272,914**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

			Range
Total Number of Loans		113	
Total Outstanding Balance		$48,323,847	
Average Loan Balance		$427,645	$176,610 to $998,001
WA Mortgage Rate		6.270%	5.125% to 7.500%
Net WAC		6.011%	4.866% to 7.241%
ARM Characteristics			
WA Gross Margin		2.728%	2.250% to 2.875%
WA Months to First Roll		58	47 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		11.292%	10.125% to 13.500%
WA Lifetime Floor		2.728%	2.250% to 2.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	347 to 360
WA Age (months)		2	0 to 13
WA LTV		71.73%	38.50% to 95.00%
WA FICO		728	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		5.76%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	48.19%	SFRD	68.28%	FULL/ALT	96.65%	REF	46.06%	OO	96.46%	0	94.24%
MA	6.24%	PUD	27.21%	NIV	3.35%	PUR	39.98%	2H	3.54%	60	5.76%
VA	5.00%	CND	4.50%			RCO	13.96%				
TX	4.88%										
FL	4.38%										

Loan Group IV (5/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 CMT1Y	113	$48,323,847	100.00
	113	**$48,323,847**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 150,000.01 to $ 200,000	2	$367,255	0.76
$ 200,000.01 to $ 250,000	2	$476,490	0.99
$ 250,000.01 to $ 300,000	3	$833,875	1.73
$ 300,000.01 to $ 350,000	22	$7,199,926	14.90
$ 350,000.01 to $ 400,000	25	$9,310,565	19.27
$ 400,000.01 to $ 450,000	24	$10,168,686	21.04
$ 450,000.01 to $ 500,000	12	$5,790,673	11.98
$ 500,000.01 to $ 550,000	6	$3,139,535	6.50
$ 550,000.01 to $ 600,000	8	$4,618,810	9.56
$ 600,000.01 to $ 650,000	6	$3,812,153	7.89
$ 650,000.01 to $ 700,000	1	$694,809	1.44
$ 750,000.01 to $1,000,000	2	$1,911,069	3.95
	113	**$48,323,847**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.125	1	$317,327	0.66
5.250	2	$734,233	1.52
5.375	1	$373,980	0.77
5.500	9	$3,852,924	7.97
5.625	4	$1,772,171	3.67
5.750	4	$1,718,223	3.56
5.875	6	$3,348,765	6.93
6.000	10	$4,010,353	8.30
6.125	12	$5,780,128	11.96
6.250	9	$4,243,633	8.78
6.375	8	$3,077,295	6.37
6.500	8	$2,978,068	6.16
6.625	11	$4,548,636	9.41
6.750	14	$6,106,724	12.64
6.875	8	$2,979,205	6.17
7.000	1	$427,148	0.88
7.125	1	$319,355	0.66
7.250	2	$1,042,770	2.16
7.375	1	$349,734	0.72
7.500	1	$343,174	0.71
	113	**$48,323,847**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	113	$48,323,847	100.00
	113	$48,323,847	100.00

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	8	$4,022,545	8.32
50.01 - 55.00	4	$1,576,076	3.26
55.01 - 60.00	5	$2,434,105	5.04
60.01 - 65.00	9	$4,316,424	8.93
65.01 - 70.00	15	$6,376,873	13.20
70.01 - 75.00	14	$5,614,795	11.62
75.01 - 80.00	49	$20,686,492	42.81
85.01 - 90.00	7	$2,456,503	5.08
90.01 - 95.00	2	$840,033	1.74
	113	$48,323,847	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	3	$1,144,713	2.37
AR	1	$518,080	1.07
CA	51	$23,289,300	48.19
CO	4	$1,615,687	3.34
CT	1	$356,000	0.74
DE	1	$319,461	0.66
FL	5	$2,116,740	4.38
GA	3	$851,959	1.76
IL	5	$2,067,593	4.28
MD	2	$1,357,660	2.81
MA	7	$3,016,333	6.24
MI	2	$955,203	1.98
MN	2	$731,226	1.51
NV	4	$1,501,987	3.11
NJ	1	$347,855	0.72
NY	1	$384,000	0.79
OH	2	$770,321	1.59
OR	1	$315,300	0.65
TN	1	$367,578	0.76
TX	6	$2,357,715	4.88
VA	6	$2,415,328	5.00
WA	3	$1,207,377	2.50
WY	1	$316,430	0.65
	113	$48,323,847	100.00

Loan Group IV (5/1 Hybrid CMT)

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	74	$32,997,823	68.28
PUD	33	$13,149,462	27.21
CND	6	$2,176,561	4.50
	113	**$48,323,847**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	51	$22,258,620	46.06
PUR	45	$19,320,526	39.98
RCO	17	$6,744,701	13.96
	113	**$48,323,847**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	108	$46,613,313	96.46
2H	5	$1,710,534	3.54
	113	**$48,323,847**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	113	$48,323,847	100.00
	113	$48,323,847	100.00

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
02/06	1	$406,183	0.84
04/06	1	$329,597	0.68
05/06	2	$1,014,165	2.10
06/06	2	$958,461	1.98
07/06	2	$423,871	0.88
08/06	3	$1,099,509	2.28
10/06	4	$1,397,966	2.89
11/06	3	$1,113,816	2.30
12/06	4	$1,700,927	3.52
01/07	21	$9,199,339	19.04
02/07	45	$19,904,791	41.19

Loan Group IV (5/1 Hybrid CMT)

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
03/07	25	$10,775,222	22.30
	113	**$48,323,847**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
43 - 49	2	$735,780	1.52
50 - 55	13	$4,893,972	10.13
56 - 61	98	$42,694,095	88.35
	113	**$48,323,847**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	36	$15,753,997	32.60
11.001 - 12.000	72	$30,514,817	63.15
12.001 - 13.000	3	$1,362,126	2.82
13.001 - 14.000	2	$692,907	1.43
	113	**$48,323,847**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	113	$48,323,847	100.00
	113	**$48,323,847**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	113	$48,323,847	100.00
	113	**$48,323,847**	**100.00**

Loan Group IV (5/1 Hybrid CMT)

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	113	$48,323,847	100.00
	113	**$48,323,847**	**100.00**

Loan Group V (7/1 Hybrid CMT)

			Range
Total Number of Loans		71	
Total Outstanding Balance		$35,607,323	
Average Loan Balance		$501,512	$248,487 to $998,273
WA Mortgage Rate		6.416%	5.500% to 7.125%
Net WAC		6.040%	5.096% to 6.721%
ARM Characteristics			
WA Gross Margin		2.750%	2.750% to 2.750%
WA Months to First Roll		82	76 to 84
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		11.416%	10.500% to 12.125%
WA Lifetime Floor		2.750%	2.750% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	352 to 360
WA Age (months)		2	0 to 8
WA LTV		70.41%	27.27% to 90.00%
WA FICO		725	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	32.45%	SFRD	90.01%	FULL/ALT	51.38%	REF	55.75%	OO	95.37%	0	100%
CO	11.91%	PUD	4.80%	NAV	31.34%	PUR	35.03%	2H	4.63%		
MN	5.94%	CND	4.29%	NIV	8.86%	RCO	9.22%				
GA	5.42%	CNDP	0.90%	NINA	8.42%						
DC	4.89%										

Loan Group V (7/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7/1 CMT1Y	71	$35,607,323	100.00
	71	$35,607,323	100.00

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	1	$248,487	0.70
$ 300,000.01 to $ 350,000	16	$5,204,277	14.62
$ 350,000.01 to $ 400,000	11	$4,153,342	11.66
$ 400,000.01 to $ 450,000	9	$3,817,346	10.72
$ 450,000.01 to $ 500,000	7	$3,304,808	9.28
$ 500,000.01 to $ 550,000	5	$2,629,396	7.38
$ 550,000.01 to $ 600,000	6	$3,395,518	9.54
$ 600,000.01 to $ 650,000	3	$1,902,131	5.34
$ 650,000.01 to $ 700,000	3	$2,004,546	5.63
$ 700,000.01 to $ 750,000	2	$1,472,395	4.14
$ 750,000.01 to $1,000,000	8	$7,475,077	20.99
	71	$35,607,323	100.00

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.500	2	$956,951	2.69
5.625	1	$499,465	1.40
5.750	3	$1,157,741	3.25
5.875	1	$375,200	1.05
6.000	4	$1,806,633	5.07
6.125	4	$2,657,712	7.46
6.250	9	$4,203,143	11.80
6.375	9	$4,232,144	11.89
6.500	16	$7,798,150	21.90
6.625	9	$4,872,776	13.68
6.750	5	$3,164,326	8.89
6.875	6	$3,133,690	8.80
7.000	1	$434,643	1.22
7.125	1	$314,748	0.88
	71	$35,607,323	100.00

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	71	$35,607,323	100.00
	71	$35,607,323	100.00

Loan Group V (7/1 Hybrid CMT)

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	3	$1,634,058	4.59
50.01 - 55.00	3	$1,520,175	4.27
55.01 - 60.00	4	$2,294,882	6.44
60.01 - 65.00	8	$3,674,547	10.32
65.01 - 70.00	11	$6,574,412	18.46
70.01 - 75.00	9	$4,861,113	13.65
75.01 - 80.00	29	$13,521,875	37.97
80.01 - 85.00	1	$462,550	1.30
85.01 - 90.00	3	$1,063,711	2.99
	71	$35,607,323	100.00

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	21	$11,556,209	32.45
CO	7	$4,241,980	11.91
CT	2	$1,128,986	3.17
DC	4	$1,739,577	4.89
FL	2	$1,198,625	3.37
GA	4	$1,931,434	5.42
MD	3	$1,484,815	4.17
MA	3	$1,502,943	4.22
MI	2	$957,371	2.69
MN	4	$2,115,434	5.94
NE	1	$358,880	1.01
NJ	4	$1,517,089	4.26
NY	1	$385,283	1.08
NC	1	$248,487	0.70
OR	1	$550,180	1.55
PA	2	$952,667	2.68
SC	1	$450,049	1.26
TN	2	$722,778	2.03
TX	1	$649,235	1.82
VA	2	$833,406	2.34
WA	3	$1,081,895	3.04
	71	$35,607,323	100.00

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFRD	63	$32,050,268	90.01
PUD	4	$1,710,218	4.80
CND	3	$1,527,688	4.29
CNDP	1	$319,148	0.90
	71	$35,607,323	100.00

Loan Group V (7/1 Hybrid CMT)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REF	39	$19,850,354	55.75
PUR	25	$12,472,229	35.03
RCO	7	$3,284,740	9.22
	71	**$35,607,323**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	68	$33,958,250	95.37
2H	3	$1,649,072	4.63
	71	**$35,607,323**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	37	$18,294,487	51.38
NAV	22	$11,159,827	31.34
NIV	5	$3,154,586	8.86
NINA	7	$2,998,423	8.42
	71	**$35,607,323**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	71	$35,607,323	100.00
	71	**$35,607,323**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
07/08	1	$397,257	1.12
11/08	4	$2,537,174	7.13
12/08	20	$10,687,964	30.02
01/09	14	$7,817,744	21.96
02/09	24	$10,795,023	30.32
03/09	8	$3,372,161	9.47
	71	**$35,607,323**	**100.00**

Loan Group V (7/1 Hybrid CMT)

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	1	$397,257	1.12
80 - 85	70	$35,210,065	98.88
	71	**$35,607,323**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	11	$4,795,991	13.47
11.001 - 12.000	59	$30,496,583	85.65
12.001 - 13.000	1	$314,748	0.88
	71	**$35,607,323**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	71	$35,607,323	100.00
	71	**$35,607,323**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	71	$35,607,323	100.00
	71	**$35,607,323**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	71	$35,607,323	100.00
	71	**$35,607,323**	**100.00**

FINAL POOL STIPULATIONS	
3/1,5/1,7/1 HYBRID ARM DEAL	
COLLATERAL DETAIL	
Approximate Total Deal Gross WAC	6.150%
Approximate Total Deal Net WAC	5.880%
Gross/Net WAC Variance	+/- 0.100%
Approximate Segment Net Rates	3/1 LIBOR ARMs - 5.624%
	3/1 Treasury ARMs - 5.578%
	5/1 LIBOR ARMs - 5.950%
	5/1 Treasury ARMs - 5.970%
	7/1 Treasury ARMs - 6.050%
Approximate Gross Margin	LIBOR ARMs = 2.375%, Treasury ARMs = 2.75%
Gross Margin Variance	+/- 0.125%
Reset	Fixed For Either 3,5 or 7 Years / Annual Thereafter
Periodic Caps	3/1 = 2.00% Cap at The First Adjustment, 2.00% Thereafter
	5/1 = >95% 5.00% Cap at The First Adjustment, 2.00% Thereafter
	7/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
Lifetime Cap	5.00% to 6.00% Over Start Rate
WAM	357 - 359
Total Geographic Distribution	National, <= 55% California
Segment Geographic Distribution	National, <= 65% California
Weighted Average LTV	<73%
LTV >80 <=90%	<10%
LTV >90 <=95%	<5%
Average Balance	Approximately $460,000
Occupancy	95% Owner Occupied, 5% 2nd Homes
Delinquency	All Current
Approximate Property Types	90% SFR/PUD, 10% Condo/Other
Documentation Style	85% Full/Alt Doc, 15% Other
Loan Purpose	<30% Cash Out Refinances
Approximate Credit Score	720 +/-10